SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                      FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. __)<1>

                         INTELLIGENT CONTROLS, INC.
                         --------------------------
                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
                         --------------------------
                       (Title of Class of Securities)

                                 45815R 10 0
                                 -----------
                               (Cusip Number)

                         Franklin Electric Co., Inc.
                            400 E. Spring Street
                          Bluffton, Indiana  46714
                               (260) 827-5633
                               --------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 25, 2002
                               --------------

           (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition that is the subject of this
   Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

             NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                             (Page 1 of 7 pages)

   ------------------------
   <1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).







   CUSIP No. 45815R 10 0                               Page 2 of 10 Pages

         1      NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Franklin Electric Co., Inc.

         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /     (b) /x/

         3      SEC USE ONLY

         4      SOURCE OF FUNDS*
                Not applicable

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       / /

         6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Indiana

                               7     SOLE VOTING POWER
           NUMBER OF
                                     0 Shares
             SHARES
                               8     SHARED VOTING POWER
          BENEFICIALLY
                                     3,519,279 Shares
            OWNED BY
                               9     SOLE DISPOSITIVE POWER
              EACH
                                     O Shares
           REPORTING
                              10     SHARED DISPOSITIVE POWER
             PERSON
                                     0 Shares

         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,519,279 Shares

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       / /

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                74.26%

         14     TYPE OF REPORTING PERSON*
                CO

                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!






   ITEM 1.   SECURITY AND ISSUER.

             This statement on Schedule 13D relates to the shares of common stock, no par value (the "Common Stock"), of Intelligent Controls, Inc., a Maine corporation ("INCON"). The principal executive office of INCON is located at 74 Industrial Park Road, Saco, Maine 04072.

   ITEM 2.   IDENTITY AND BACKGROUND.

        Franklin Electric Co., Inc. (the "Reporting Person" or "Franklin Electric") is filing this statement. Franklin Electric is an Indiana corporation and its principal business address is 400 E. Spring Street, Bluffton, Indiana 46714. Franklin Electric, a technical leader in electric motors, drives and controls, is the world's largest manufacturer of submersible water and fueling systems motors, a manufacturer of underground fueling systems hardware and flexible piping systems and a leader in engineered industrial motor products.

        The directors and executive officers of Franklin Electric (all of whom are U.S. citizens) are set forth on Schedule I attached hereto.

        During the last five years, the Reporting Person has not, and to the knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Franklin Electric acquired the right to vote certain shares of Common Stock of INCON pursuant to a Voting Agreement among Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Charles D. Yie, Alan Lukas, Roger E. Brooks, Paul E. Lukas, Karen S. Lukas, Alan Lukas, as custodian for Andrew B. Lukas, and James H. Young II, as Trustee of the Andrew B. Lukas Trust dated December 4, 1994 (collectively, the "Shareholders") and Franklin Electric dated April 25, 2002 (the "Voting Agreement") in connection with the Merger (as defined in item 4 below) of FEI Corporation, a wholly-owned subsidiary of Franklin Electric, and INCON.

   ITEM 4.   PURPOSE OF TRANSACTION.

        On April 25, 2002, Franklin Electric, FEI Corporation, and INCON entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Franklin Electric will acquire INCON by merging FEI
   Corporation with and into INCON, with INCON as the surviving entity

   (the "Merger"). In connection with the Merger, each share of INCON Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than dissenting shares) will be converted into and represent the right to receive $3.95 in cash. The obligations of the parties are subject to certain conditions, including, among other things, approval of the Merger Agreement by INCON shareholders. The Merger Agreement can be terminated (i) by mutual consent of INCON and Franklin Electric; (ii) by either party if, upon a vote at the meeting of the shareholders of INCON, the Merger Agreement and Merger fail to receive the requisite vote for approval and adoption by the shareholders of INCON; (iii) by either party if the Merger has not been consummated on or before June 30, 2002; (iv) by either party if any governmental entity has issued an order, decree or ruling enjoining, restraining or otherwise prohibiting the Merger; (v) by INCON if: (A) Franklin Electric has materially breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement; or (B) under certain circumstances if the board of directors of INCON withdraws, modifies or changes its approval or recommendation in favor of the Merger Agreement or the Merger and INCON simultaneously pays Franklin Electric a termination payment of $1,000,000; and (vi) by Franklin Electric if: (A) INCON has materially breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement; (B) if prior to the shareholders' meeting, the board of directors of INCON withdraws, modifies, or changes in a manner adverse to Franklin Electric, its approval or recommendation in favor of the Merger Agreement or the Merger or approves or recommends an acquisition proposal of a third party or enters into a definitive agreement for a superior proposal with another party; or (C) if prior to the shareholders' meeting, a tender offer or exchange offer for any outstanding shares of Common Stock is commenced and INCON either fails to recommend against acceptance of such tender offer or exchange offer by its stockholders or takes no position with respect thereto.

        As an inducement and a condition to Franklin Electric entering into the Merger Agreement, the Shareholders (owners of approximately 74% of the outstanding shares of Common Stock of INCON) entered into the Voting Agreement.

        The Voting Agreement provides, among other things, that the
   Shareholders: (i) will vote their shares of Common Stock in favor of the Merger and the Merger Agreement, and the transactions contemplated by or referred to in the Merger Agreement; (ii) have granted certain executive officers of Franklin Electric a proxy to vote the shares of Common Stock held by the Shareholders; (iii) will not sell, offer to sell or otherwise transfer or dispose of any of their shares of Common Stock without the prior written consent of Franklin Electric; and (iv) will not take any other action that would in any way restrict, limit or interfere with the performance of the Shareholders' obligations under or the transactions contemplated by the Merger Agreement. The Voting Agreement terminates upon termination of the Merger Agreement.

        The Merger Agreement and the Voting Agreement are attached hereto as Exhibits 1 and 2, respectively. The above summary of these documents does not purport to be complete and is subject to qualification in its entirety by reference to the text of the Merger Agreement and the Voting Agreement attached hereto.

        Except as set forth in this Item 4 or as contemplated by the Merger Agreement, the Reporting Person, and to the knowledge of the Reporting Person, the executive officers or directors of the Reporting Person, have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
   (j) of Item 4 of Schedule 13D of the Act.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        The share ownership percentages described in this Schedule 13D are based on 4,739,399 shares of Common Stock being outstanding, as reported in the Company's Amendment No. 1 to Form 10-KSB/A dated April 30, 2002.

        (a) The aggregate number of shares of Common Stock that Franklin Electric owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,519,279 which constitutes approximately 74% of the outstanding shares of Common Stock based on 4,739,399 shares of Common Stock outstanding, as reported by INCON in its Amendment No. 1 to Form 10-KSB/A dated April 30, 2002.

        (b) Pursuant to the Voting Agreement, the Reporting Person has shared power to vote or direct the vote of 3,519,279 shares (or approximately 74%) of the Common Stock of INCON.

        (c) There have been no transactions by the Reporting Person in the shares of Common Stock in the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of
   Schedule 13D of the Act with respect to any securities of INCON.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Agreement and Plan of Merger by and among Franklin Electric Co., Inc., FEI Corporation, and Intelligent Controls, Inc., dated April 25, 2002.

        Exhibit 2 Voting Agreement among Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Charles D. Yie, Alan Lukas, Roger E. Brooks, Paul E. Lukas, Karen S. Lukas, Alan Lukas, as custodian for Andrew B. Lukas, and James H. Young II, as Trustee of the Andrew B. Lukas Trust dated December 4, 1994, and Franklin Electric Co., Inc., dated
                  April 25, 2002.

                                 SIGNATURES


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

   Dated:  May 3, 2002

                                 FRANKLIN ELECTRIC CO., INC.


                                 By: /s/ Gregg C. Sengstack
                                     -------------------------------
                                 Name:  Gregg C. Sengstack
                                 Title: Senior Vice President and
                                          Chief Executive Officer

                                EXHIBIT INDEX
                                -------------


   EXHIBIT
     NO.     DESCRIPTION
   -------   -----------

      1. Agreement and Plan of Merger by and among Franklin Electric Co., Inc., FEI Corporation, and Intelligent Controls, Inc., dated April 25, 2002.

      2. Voting Agreement among Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Charles
             D. Yie, Alan Lukas, Roger E. Brooks, Paul E. Lukas, Karen S. Lukas, Alan Lukas, as custodian for Andrew B. Lukas, and James H. Young II, as Trustee of the Andrew B. Lukas Trust dated December 4, 1994, and Franklin Electric Co., Inc., dated April 25, 2002.

                                 SCHEDULE I
                                 ----------


      William H. Lawson                           Chairman of the Board, Chief Executive Officer and President
      400 E. Spring Street
      Bluffton, Indiana 46714

      Jerome D. Brady                             Director
      535 Sanctuary Drive C607
      Longboat Key, Florida 34228

      R. Scott Trumbull                           Director
      Owens-Illinois, Inc.
      One SeaGate 25L
      Toledo, Ohio 43668

      Robert H. Little                            Director
      1451 Rembrandt Road
      Boulder, Colorado 80302

      Patricia Schaefer                           Director
      5400 Deer Run Court
      Muncie, Indiana 47304

      Donald J. Schneider                         Director
      Schneider National, Inc.
      3101 So. Packerland Dr.
      Green Bay, Wisconsin 54313

      John B. Lindsay                             Director
      1971 E. North Timber Ridge Road
      Bluffton, Indiana 46714

      Juris Vikmanis                              Director
      65 Abrams Road
      Cheshire, Connecticut 06410

      Howard B. Witt                              Director
      Littelfuse, Inc.
      800 E. Northwest Highway
      Des Plaines, Illinois 60016

      Jess B. Ford                                Senior Vice President
      400 E. Spring Street
      Bluffton, Indiana 46714

      Peter C. Maske                              Senior Vice President, Operations
      400 E. Spring Street
      Bluffton, Indiana 46714




                                      9







      Gregg C. Sengstack                          Senior Vice President and Chief Financial Officer
      400 E. Spring Street
      Bluffton, Indiana 46714

      Donald R. Hobbs                             Vice President, Submersible Motor Marketing
      400 E. Spring Street
      Bluffton, Indiana 46714

      Thomas A. Miller                            Vice President, Submersible Motor Engineering
      400 E. Spring Street
      Bluffton, Indiana 46714

      Kirk M. Nevins                              Vice President, Sales
      400 E. Spring Street
      Bluffton, Indiana 46714





































                                      10







                                                                EXHIBIT 1
                                                                ---------



















                        AGREEMENT AND PLAN OF MERGER

                         DATED AS OF APRIL 25, 2002

                                BY AND AMONG

                        FRANKLIN ELECTRIC CO., INC.,

                               FEI CORPORATION

                                     AND

                         INTELLIGENT CONTROLS, INC.







                              TABLE OF CONTENTS
                                                                     PAGE


   ARTICLE I      THE MERGER . . . . . . . . . . . . . . . . . . . . .  1
        SECTION 1.1   The Merger . . . . . . . . . . . . . . . . . . .  1
        SECTION 1.2   Closing  . . . . . . . . . . . . . . . . . . . .  1
        SECTION 1.3   Effective Time . . . . . . . . . . . . . . . . .  2
        SECTION 1.4   Certificate of Incorporation . . . . . . . . . .  2
        SECTION 1.5   By-Laws  . . . . . . . . . . . . . . . . . . . .  2
        SECTION 1.6   Directors  . . . . . . . . . . . . . . . . . . .  2
        SECTION 1.7   Officers . . . . . . . . . . . . . . . . . . . .  2
        SECTION 1.8   Effect of Merger on Merger Subsidiary Capital
                      Stock  . . . . . . . . . . . . . . . . . . . . .  2
        SECTION 1.9   Conversion of Common Stock . . . . . . . . . . .  2
        SECTION 1.10  Exchange of Certificates and Related Matters . .  3
        SECTION 1.11  Stock Options  . . . . . . . . . . . . . . . . .  5
        SECTION 1.13  Further Assurances . . . . . . . . . . . . . . .  6

   ARTICLE II     Representations and Warranties of the Company  . . .  6
        SECTION 2.1   Organization, Standing and Corporate Power . . .  6
        SECTION 2.2   Capital Structure  . . . . . . . . . . . . . . .  7
        SECTION 2.3   Subsidiaries . . . . . . . . . . . . . . . . . .  7
        SECTION 2.4   Authority; Noncontravention  . . . . . . . . . .  8
        SECTION 2.5   SEC Documents  . . . . . . . . . . . . . . . . . 10
        SECTION 2.6   Absence of Certain Changes or Events . . . . . . 10
        SECTION 2.7   Absence of Undisclosed Liabilities . . . . . . . 11
        SECTION 2.8   Benefit Plans  . . . . . . . . . . . . . . . . . 12
        SECTION 2.9   Taxes  . . . . . . . . . . . . . . . . . . . . . 15
        SECTION 2.10  Compliance with Applicable Laws  . . . . . . . . 16
        SECTION 2.11  Product Liability  . . . . . . . . . . . . . . . 17
        SECTION 2.12  Brokers  . . . . . . . . . . . . . . . . . . . . 17
        SECTION 2.13  Environmental  . . . . . . . . . . . . . . . . . 17
        SECTION 2.14  Litigation . . . . . . . . . . . . . . . . . . . 19
        SECTION 2.15  Labor Relations  . . . . . . . . . . . . . . . . 20
        SECTION 2.16  Contracts  . . . . . . . . . . . . . . . . . . . 20
        SECTION 2.17  Intellectual Property  . . . . . . . . . . . . . 20
        SECTION 2.18  Real Estate  . . . . . . . . . . . . . . . . . . 22
        SECTION 2.19  Anti-takeover Provisions . . . . . . . . . . . . 22
        SECTION 2.20  Voting Requirements  . . . . . . . . . . . . . . 22

   ARTICLE III    REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND
                  MERGER SUBSIDIARY  . . . . . . . . . . . . . . . . . 23
        SECTION 3.1   Organization and Standing  . . . . . . . . . . . 23
        SECTION 3.2   Merger Subsidiary  . . . . . . . . . . . . . . . 23
        SECTION 3.3   Authority; Noncontravention  . . . . . . . . . . 23
        SECTION 3.4   Financing  . . . . . . . . . . . . . . . . . . . 24
        SECTION 3.5   Brokers  . . . . . . . . . . . . . . . . . . . . 24

   ARTICLE IV     ADDITIONAL AGREEMENTS  . . . . . . . . . . . . . . . 24
        SECTION 4.1   Preparation of Proxy Statement . . . . . . . . . 24
        SECTION 4.2   Meeting of Shareholders  . . . . . . . . . . . . 25

                                     -i-







        SECTION 4.3   Access to Information; Confidentiality . . . . . 25
        SECTION 4.4   Reasonable Efforts . . . . . . . . . . . . . . . 26
        SECTION 4.5   Public Announcements . . . . . . . . . . . . . . 26
        SECTION 4.6   Acquisition Proposals  . . . . . . . . . . . . . 26
        SECTION 4.7   Filings; Other Action  . . . . . . . . . . . . . 27
        SECTION 4.8   Indemnification  . . . . . . . . . . . . . . . . 27
        SECTION 4.9   Fiduciary Obligations  . . . . . . . . . . . . . 28

   ARTICLE V      COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO
                  OR IN CONTEMPLATION OF THE MERGER  . . . . . . . . . 28
        SECTION 5.1   Conduct of Business by the Company . . . . . . . 28
        SECTION 5.2   Management of the Company and Subsidiaries . . . 31
        SECTION 5.3   Other Actions  . . . . . . . . . . . . . . . . . 31
        SECTION 5.4   Notification . . . . . . . . . . . . . . . . . . 31
        SECTION 5.5   Settlement of Promissory Note FOR Restricted
                      Shares . . . . . . . . . . . . . . . . . . . . . 32
        SECTION 5.6   Continuity of Benefits . . . . . . . . . . . . . 32
        SECTION 5.7   Facilities . . . . . . . . . . . . . . . . . . . 32

   ARTICLE VI     CONDITIONS PRECEDENT . . . . . . . . . . . . . . . . 32
        SECTION 6.1   Conditions to Each Party's Obligation to
                      Effect the Merger  . . . . . . . . . . . . . . . 32
        SECTION 6.2   Conditions to Obligations of Acquiror  . . . . . 33
        SECTION 6.3   Conditions to Obligation of the Company  . . . . 34

   ARTICLE VII    TERMINATION, AMENDMENT AND WAIVER  . . . . . . . . . 34
        SECTION 7.1   Termination  . . . . . . . . . . . . . . . . . . 34
        SECTION 7.2   Effect of Termination  . . . . . . . . . . . . . 36
        SECTION 7.3   Amendment  . . . . . . . . . . . . . . . . . . . 37
        SECTION 7.4   Extension; Waiver  . . . . . . . . . . . . . . . 37
        SECTION 7.5   Procedure for Termination, Amendment,
                      Extension or Waiver  . . . . . . . . . . . . . . 38

   ARTICLE VIII   SURVIVAL OF PROVISIONS . . . . . . . . . . . . . . . 38
        SECTION 8.1   Survival . . . . . . . . . . . . . . . . . . . . 38

   ARTICLE IX     NOTICES  . . . . . . . . . . . . . . . . . . . . . . 38
        SECTION 9.1   Notices  . . . . . . . . . . . . . . . . . . . . 38

   ARTICLE X      MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . 39
        SECTION 10.1  Entire Agreement . . . . . . . . . . . . . . . . 39
        SECTION 10.2  Expenses . . . . . . . . . . . . . . . . . . . . 39
        SECTION 10.3  Counterparts . . . . . . . . . . . . . . . . . . 39
        SECTION 10.4  No Third-Party Beneficiary . . . . . . . . . . . 40
        SECTION 10.5  Governing Law  . . . . . . . . . . . . . . . . . 40
        SECTION 10.6  Assignment; Binding Effect . . . . . . . . . . . 40
        SECTION 10.7  Enforcement of this Agreement  . . . . . . . . . 40
        SECTION 10.8  Headings, Gender, Etc. . . . . . . . . . . . . . 40





                                    -ii-







                        AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of April 25, 2002 by and among Franklin Electric Co., Inc., an Indiana corporation ("Acquiror"), FEI Corporation, a Maine corporation and a wholly-owned subsidiary of Acquiror ("Merger Subsidiary"), and Intelligent Controls, Inc., a Maine corporation (the "Company").

                                  RECITALS

        WHEREAS, the Boards of Directors of Acquiror, Merger Subsidiary and the Company each have determined that it is in the best interests of their respective shareholders for Acquiror to acquire the Company upon the terms and subject to the conditions of this Agreement;

        WHEREAS, the Boards of Directors of Acquiror, Merger Subsidiary and the Company have approved the merger of Merger Subsidiary with and into the Company (the "Merger") upon the terms and subject to the conditions of this Agreement so that the Company will become a wholly-owned subsidiary of Acquiror; and

        WHEREAS, Acquiror, Merger Subsidiary and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger;

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                  ARTICLE I

                                 THE MERGER

        SECTION 1.1 THE MERGER. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Merger Subsidiary shall be merged with and into the Company, in accordance with the Maine Business Corporation Act (the "MBCA"), and the separate corporate existence of Merger Subsidiary shall cease and the Company shall continue as the surviving corporation (as such, the "Surviving Corporation") with all the rights, privileges, immunities, powers and franchises, and subject to all the restrictions, disabilities and duties, of a corporation organized under the MBCA. The Merger shall have the effects set forth in the MBCA.

        SECTION 1.2 CLOSING. The closing of the Merger (the "Closing") shall take place at 9:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in Article VI, unless another time or date is agreed to by the parties. The Closing shall be held at the offices of Schiff Hardin &







   Waite, 6600 Sears Tower, Chicago, Illinois 60606, or such other location as the parties shall agree. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

        SECTION 1.3 EFFECTIVE TIME. The parties hereto will file with the Secretary of State of the State of Maine (the "Maine Secretary of State") on the Closing Date (or on such other date as Acquiror and the Company may agree) articles of merger or other appropriate documents, mutually satisfactory in form and substance to Acquiror and the Company and executed in accordance with the relevant provisions of the MBCA, and make all other filings or recordings required under the MBCA, in connection with the Merger. The Merger shall become effective upon the filing of the articles of merger with the Maine Secretary of State, or at such later time as is specified in the articles of merger (the "Effective Time").

        SECTION 1.4 CERTIFICATE OF INCORPORATION. The articles of incorporation of the Merger Subsidiary at the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable law.

        SECTION 1.5 BY-LAWS. The by-laws of the Merger Subsidiary at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended as provided by applicable law, the articles of incorporation or the by-laws of the Surviving Corporation.

        SECTION 1.6 DIRECTORS. The directors of the Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation or by-laws of the Surviving Corporation, or as otherwise provided by applicable law.

        SECTION 1.7 OFFICERS. The officers set forth on Exhibit A to this Agreement shall be the officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation or by-laws of the Surviving Corporation, or as otherwise provided by applicable law.

        SECTION 1.8 EFFECT OF MERGER ON MERGER SUBSIDIARY CAPITAL STOCK. Each share of capital stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

        SECTION 1.9  CONVERSION OF COMMON STOCK.

             (a) OUTSTANDING COMMON STOCK. Subject to the other provisions of this Section 1.9, each share of common stock, no par value, of the Company (the "Common Stock") issued and outstanding immediately prior to the Effective Time (other than treasury shares to be cancelled in accordance with Section 1.9(b), and Dissenting Shares (as defined in Section 1.12), and subject to settlement of the restricted stock note in accordance with Section 5.5) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $3.95 in cash, without interest (the "Merger Consideration").

             (b) TREASURY SHARES. Each share of Common Stock issued and outstanding immediately prior to the Effective Time which is then held as a treasury share by the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, be cancelled and retired and cease to exist, without any conversion thereof.

        SECTION 1.10  EXCHANGE OF CERTIFICATES AND RELATED MATTERS.

             (a) PAYING AGENT. At the Effective Time, Acquiror shall cause the Surviving Corporation to deposit with a paying agent to be designated by Acquiror and the Company prior to the Effective Time ("Paying Agent"), for the benefit of the holders of shares of Common Stock, cash in an aggregate amount equal to the aggregate Merger Consideration (such amount being sometimes referred to in this Agreement as the "Payment Fund").

             (b) LETTER OF TRANSMITTAL. Promptly after the Effective Time (but in no event more than five business days thereafter), the Surviving Corporation shall require the Paying Agent to mail to each record holder of certificates (the "Certificates") that immediately prior to the Effective Time represented shares of Common Stock, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of Certificates to the Paying Agent and shall be substantially in such form as has been agreed to by the Company and Acquiror prior to Closing) and instructions for use in surrendering such Certificates and receiving the Merger Consideration to which such holder shall be entitled therefor pursuant to Section 1.9. The Surviving Corporation also shall require the Paying Agent to have such letter of transmittal and instructions available at its offices immediately after the Effective Date in order to accommodate record holders of Certificates desiring to receive the Merger Consideration at the earliest possible date.

             (c) EXCHANGE PROCEDURES. Upon surrender to the Paying Agent for cancellation of Certificates, together with a letter of transmittal in accordance with Section 1.10(b) and such other customary documents as may be required by the instructions to the letter of transmittal, and acceptance thereof by the Paying Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the amount of cash into which the number of shares of Common Stock previously represented by such Certificates shall have been converted pursuant to Section 1.9(a). The Paying Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange in accordance with normal exchange practices. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificates surrendered in exchange therefor is registered on the record books of the Company, it shall be a condition to such exchange that the Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of such consideration to a person other than the record holder of the Certificates surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of any shares of Common Stock and if any Certificates are presented to the Company for transfer, they shall be cancelled against delivery of the Merger Consideration as provided above. Until surrendered as contemplated by this Section 1.10(b), Certificates (other than Certificates representing treasury shares of Common Stock to be cancelled in accordance with Section 1.9(b)), shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without any interest thereon.

             (d) NO FURTHER OWNERSHIP RIGHTS IN SHARES. The Merger Consideration paid upon the surrender for exchange of Certificates representing shares of Common Stock in accordance with the terms of this Article I shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Common Stock previously represented by such Certificates.

             (e) TERMINATION OF PAYMENT FUND. Any portion of the Payment Fund which remains undistributed to the holders of the Certificates representing shares of Common Stock for 120 days after the Effective Time shall be delivered to Acquiror, upon demand, and any holders of shares of Common Stock who have not theretofore complied with this Article I shall thereafter look only to Acquiror and only as general creditors thereof for payment, without interest, of their claim for any Merger Consideration with respect to their shares of Common Stock.

             (f) NO LIABILITY. None of Acquiror, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash, shares, dividends or distributions payable from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any

        Certificates representing shares of Common Stock shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 2.4)), any such cash, shares, dividends or distributions payable in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of all claims or interest of any person previously entitled thereto.

        SECTION 1.11 STOCK OPTIONS. The Company shall take all necessary and appropriate action to provide that immediately prior to the Effective Time each outstanding option to purchase Common Stock (each, a "Stock Option") granted under or pursuant to any stock option plan of the Company or any agreement entered into by the Company with any employee or director of the Company or any Subsidiary (as defined in Section 2.3) thereof, shall:

             (a) to the extent vested and exercisable, be deemed cancelled, with holders of a Stock Option entitled to receive from the Company in consideration for the cancellation of such Stock Option an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of shares of Common Stock previously subject to such Stock Option, and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock previously subject to exercise under such Stock Option, and/or

             (b) to the extent not vested and exercisable, be deemed cancelled without any consideration payable to holders of a Stock Option.

        The Company shall take all necessary and appropriate actions to provide that as of the Effective Time (i) no holder of Stock Options will have any right to receive shares of common stock of the Surviving Corporation upon exercise of any such Stock Option, and (ii) the Company shall pay, or have made arrangements to pay, to each holder under Section 1.11(a) the amount contemplated by Section 1.11(a), and each holder, whether or not entitled to payment under Section 1.11(a), shall have delivered to the Company a release on terms mutually acceptable to the Company and Acquiror.

        SECTION 1.12 DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time and held by a holder who has met all applicable conditions for the exercise of dissenters' rights under Section 909 of the MBCA, shall not be converted into or represent the right to receive the Merger Consideration ("Dissenting Shares"). Shareholders holding Dissenting Shares shall be entitled to receive payment of the fair value of such shares of Common Stock in accordance with the provisions of Section 909 of the MBCA, except that all Dissenting Shares held by shareholders who have withdrawn or forfeited their right to dissent under Section 909 of the MBCA shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration, upon surrender, in the manner provided in Section 1.10(b), of the Certificate or Certificates that formerly evidenced such shares of Common Stock. The Company shall give Acquiror prompt notice of any demands under Section 909 of the MBCA, withdrawals of such demands, and any other instruments received by the Company, and Acquiror shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror, make any payment with respect to any demands under Section 909 of the MBCA, or settle or offer to settle, any such demands.

        SECTION 1.13 FURTHER ASSURANCES. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title and interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Company or Merger Subsidiary, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either the Company or Acquiror, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of such corporations, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title and interest in, to and under any of the rights, privileges, powers, franchises, properties or assets of such corporations and otherwise to carry out the purposes of this Agreement.

                                 ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to Acquiror and Merger Subsidiary, except as set forth in the specifically referenced sections of the disclosure schedule delivered on or prior to the date hereof by the Company (the "Disclosure Schedule") as follows:

        SECTION 2.1 ORGANIZATION, STANDING AND CORPORATE POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maine and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not have, individually or in the aggregate, a Material Adverse Effect. As used in this Agreement, the term "Material Adverse Effect" means with respect to the Company a material adverse effect on the business, assets, properties, liabilities, results of operations, condition (financial or otherwise) or working capital of the Company and its Subsidiaries (as defined in Section 2.3) taken as a whole. The Company has delivered to Acquiror complete and correct copies of its Articles of Incorporation and Bylaws, as amended to the date of this Agreement.

        SECTION 2.2 CAPITAL STRUCTURE. The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock. At the close of business on April 15, 2002, (a) 4,739,399 shares of Common Stock were issued and outstanding (exclusive of treasury shares), (b) 321,724 shares of Common Stock were held by the Company as treasury stock, (c) 420,000 shares of Common Stock were reserved for issuance upon the exercise of Stock Options, which amount is sufficient to cover the exercise of all outstanding Stock Options irrespective of vesting conditions, and (d) 410,000 shares of Common Stock (the "Restricted Shares") were issued pursuant to a promissory note from the holder of the Restricted Shares. All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any shareholder rights under applicable law (including, without limitation, all applicable federal and state securities laws), and are not subject to preemptive rights. No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the shareholders of the Company may vote are issued or outstanding. Except as set forth above or in Section 2.2 of the Disclosure Schedule, the Company does not have any outstanding option, warrant, subscription or other right, agreement, obligation or commitment which either obligates the Company to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of capital stock of the Company, or which restricts the transfer of Common Stock. Section 2.2 of the Disclosure Schedule sets forth the following information with respect to each Stock Option outstanding on the date hereof (i) the name of the recipient, (ii) the number of shares of Common Stock subject to such Stock Option, (iii) the applicable exercise price for each Stock Option, and (iv) the projected number of shares of Common Stock purchasable thereunder as of June 15, 2002 (assuming the due exercise thereof on that date, consistent with the applicable vesting conditions, if any).

        SECTION 2.3 SUBSIDIARIES. (a) Section 2.3(a) of the Disclosure Schedule sets forth the name of each Subsidiary (as defined below) of the Company and the state or jurisdiction of its incorporation. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary government approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing has not had, and would not have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not have, individually or in the aggregate, a Material Adverse Effect. As used herein, "Subsidiary" means any corporation, partnership, joint venture or other legal entity of which the Company (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the capital stock or other equity interests, the holders of which are generally entitled to vote with respect to matters to be voted on in such corporation, partnership, joint venture or other legal entity. Except as disclosed in the Filed SEC Documents (as defined in Section 2.6), the Company and its Subsidiaries are not subject to any material joint venture, joint operating or similar arrangement or any material shareholders agreement relating thereto.

        (b) Section 2.3(b) of the Disclosure Schedule sets forth, as to each Subsidiary, its authorized capital stock and the number of its issued and outstanding shares of capital stock. The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each of the Subsidiaries, and no capital stock of any Subsidiary is or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Subsidiary. There are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may be bound to issue, sell, transfer, repurchase, redeem, or otherwise acquire or vote any shares of capital stock of any Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares so owned by the Company are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any shareholder rights under applicable law (including, without limitation, all applicable federal and state securities laws) and are owned by it free and clear of all liens, claims, encumbrances, restraints on alienation, or any other restrictions with respect to the transferability or assignability thereof (other than restrictions on transfer imposed by federal or state securities laws or those imposed as a matter of law by the jurisdiction of incorporation).

        (c) Except as set forth on Section 2.3(c) of the Disclosure Schedule, neither Subsidiary has conducted any business since January 1, 1999.

        SECTION 2.4 AUTHORITY; NONCONTRAVENTION. The Company has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the approval of the Company's shareholders at a duly convened meeting as set forth in Section 4.2. The Board of Directors of the Company has determined that the Merger is advisable and fair to and in the best interests of the Company and its shareholders and has approved the Merger and this Agreement and has resolved to recommend the Merger to the Company's shareholders for their approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement has been duly executed and delivered by Acquiror and Merger Subsidiary, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except that the enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditor's rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

        Except as disclosed in Section 2.4 of the Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) conflict with or violate any of the provisions of the Articles of Incorporation or Bylaws of the Company, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require the consent of any person under, any loan agreement, note, indenture or other agreement, permit, concession, franchise, lease, contract, license or similar instrument, obligation or undertaking to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, subject, in the case of clauses (ii) and (iii), to those conflicts, breaches, defaults and similar matters, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and would not materially and adversely affect the Company's ability to consummate the transactions contemplated by this Agreement. No consent, approval or authorization of, or declaration or filing with, or notice to, any governmental agency or regulatory body, court, agency, commission, division, department, public body or other authority (a "Governmental Entity") is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (A) the filing with the SEC of a preliminary and a definitive proxy statement (the "Proxy Statement"), relating to the approval by the Company's shareholders of the Merger and (B) the filing with the SEC of such reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (C) the filing of the certificate of merger with the Maine Secretary of State and appropriate documents with the relevant authorities of other jurisdictions in which the Company is qualified to do business, and (D) such other consents, approvals, authorizations, filings or notices as are set forth in
   Section 2.4 of the Disclosure Schedule.

        SECTION 2.5 SEC DOCUMENTS. Since January 1, 1999, the Company has timely filed all required reports, schedules, forms, statements and other documents required to be filed by it with the SEC (such reports, schedules, forms, statements and other documents are hereinafter referred to as the "SEC Documents"). As of their respective dates, and in all material respects, the SEC Documents complied with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as permitted by Rule 10-01 of Regulation S-X) and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and shareholders' equity for the periods then ended (subject, in the case of unaudited interim financial statements, to normal recurring adjustments).

        SECTION 2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the SEC Documents filed prior to March 31, 2002 (the "Filed SEC Documents"), or in Section 2.6 of the Disclosure Schedule or as otherwise contemplated or permitted by this Agreement, since the date of the most recent audited financial statements included in the Filed SEC Documents, the Company and its Subsidiaries have conducted their business only in the ordinary course (which conduct has not had, and would not reasonably be expected to have, a Material Adverse Effect), and except as otherwise expressly permitted by this Agreement, there has not been:

             (a) any event, effect or change which has had or which would reasonably be expected to have a Material Adverse Effect;

             (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's outstanding capital stock;

             (c) any split, combination or reclassification of any of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock,

             (d) (i) any granting by the Company or any of its Subsidiaries to any director, officer or other employee of the Company or any of its Subsidiaries of any increase in compensation, except in the case of employees in the ordinary course of business consistent with prior practice, or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed SEC Documents, (ii) any granting by the Company or any of its Subsidiaries to any director, officer or other employee of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed SEC Documents, (iii) any entry by the Company or any of its Subsidiaries into any employment, severance, change of control, termination or similar agreement with any officer, director or other employee;

             (e) any change in the method of accounting or policy used by the Company or any of its Subsidiaries, except as disclosed in the financial statements included in the Filed SEC Documents; and

             (f) any loss or material interference with the Company's business or assets from fire, accident, flood or other casualty (whether or not covered by insurance) that has had or would reasonably be expected to have a Material Adverse Effect; or

             (g)  any material increase in indebtedness.

        SECTION 2.7 ABSENCE OF UNDISCLOSED LIABILITIES. Except as reflected in the most recent financial statements contained in the Filed SEC Documents or as described in Section 2.7 of the Disclosure Schedule and except as has been incurred after December 31, 2001 in the ordinary course of business (which has not had, and would not reasonably be expected to have, a Material Adverse Effect) or in connection with the transactions contemplated by this Agreement, the Company and its Subsidiaries (a) do not have any liabilities or obligations (whether direct or indirect, contingent or otherwise) and
   (b) have not entered into any material oral or written agreement or other transaction which has had or would reasonably be expected to have a Material Adverse Effect.

        SECTION 2.8  BENEFIT PLANS.

             (a)  Definitions.

                  (i) PLAN. The term "Plan" includes (A) each employee benefit plan, as defined in Section 3(3) of ERISA (other than a Multiemployer Plan and including terminated Plans) which currently or since December 31, 1996, is or has been maintained for employees of the Company or of any Control Group member or to which the Company or any Control Group member makes or was required to make contributions and (B) each nonqualified employee benefit plan, or deferred compensation, bonus, severance, stock option, restricted stock, performance share, phantom stock or incentive plan, employment agreement, severance agreement or other employee benefit or fringe benefit program, agreement arrangement or policy.

                  (ii) QUALIFIED PLAN.  The term "Qualified Plan" means
             any Plan which is an employee pension benefit plan as defined in Section 3(2) of ERISA and which is intended to meet the qualification requirements of the Code.

                  (iii) TITLE IV PLAN. The term "Title IV Plan" means any Qualified Plan that is a defined benefit plan (as defined in Section 3(35) of ERISA) and is subject to Title IV of ERISA.

                  (iv) MULTIEMPLOYER PLAN.  The term "Multiemployer Plan"
             means any employee benefit plan that is a "multiemployer plan" within the meaning of Section 3(37) of ERISA and to which the Company or any Control Group member has or had any obligation to contribute.

                  (v) CONTROL GROUP. The term "Control Group" means a controlled group of corporations of which the Company is a member within the meaning of Section 414(b) of the Code, any group of corporations or entities under common control with the Company within the meaning of Section 414(c) of the Code or any affiliated service group of which the Company is a member within the meaning of Section 414(m) of the Code.

                  (vi) CODE.  The term "Code" means the Internal Revenue
             Code of 1986, as amended.

                  (vii) ERISA. The term "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

             (b)  PLANS LISTED; CONTROL GROUP.  All Plans are listed on
        Section 2.8(b) of the Disclosure Schedule. Neither the Company nor any other member of the Control Group maintains or contributes to, or has ever maintained or contributed to a Title IV Plan or a Multiemployer Plan. No Subsidiary of the Company has any employees who participate in any of the Plans, and (except for the Control Group consisting of the Company and its Subsidiaries) the Company is not otherwise a member of any Control Group.

             (c)  OPERATIONS OF PLANS.

                  (i) Each Plan has been administered in compliance with its terms and with all filing, reporting, disclosure and other requirements of all applicable statutes (including but not limited to ERISA and the Code), regulations and interpretations thereunder, except for any failure to so comply that, individually or together with all other such failures, has not had and is not reasonably expected to have a Material Adverse Effect.

                  (ii) To the Company's knowledge and in all material
             respects, all oral or written communications with respect to each Plan currently and in the past reflect and have reflected the documents and operations of the Plan.

                  (iii) To the Company's knowledge, neither the Company
             nor any of its Subsidiaries, nor any of their respective employees or directors, nor any fiduciary, has engaged in any transaction, including the execution and delivery of this Agreement, in violation of Section 406(a) or (b) or
             Section 407 of ERISA or which is a "prohibited transaction" (as defined in Section 4975(c)(l) of the Code) for which no exemption exists under Section 408(b) and (e), of ERISA or
             Section 4975(d) of the Code or for which no administrative exemption has been granted under Section 408(a) of ERISA.

                  (iv) Each Qualified Plan (together with its related
             funding instrument) is qualified and tax exempt under Sections 401 and 501 of the Code and is the subject of a favorable Internal Revenue Service determination with respect to such qualification and exemption. Nothing has occurred since the date of such determination that will adversely affect such determination or the qualified and tax exempt status of such Qualified Plan.

                  (v) No matter is pending relating to any Plan before any court or Governmental Entity.

                  (vi) No Plan is currently the subject of a submission
             under the Internal Revenue Service Employee Plans Compliance Resolution System or any similar system, nor under any

             United States Department of Labor amnesty program, and the Company does not anticipate any such submission of any such Plan.

                  (vii) Every fiduciary and official of each Plan is
             bonded to the extent required by Section 412 of ERISA, if applicable, and no civil or criminal action with respect to any Plan, pursuant to any federal or state law, is pending or (to the Company's knowledge) is threatened, against (A) the Company or any Subsidiary thereof, or (B) against any officer, director or employee thereof or any fiduciary of any Plan.

                  (viii) To the Company's knowledge, no Plan fiduciary or
             any other person has, or has had, any liability to any Plan participant or beneficiary or any other person under any provisions of ERISA or any other applicable law by reason of any action or failure to act in connection with any Plan, including, but not limited to, any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights.

                  (ix) Set forth on Section 2.8(c)(ix) of the Disclosure
             Schedule is a list of all Plans to which the Company or any other member of the Control Group is a party or by which any of them is bound and under which, as a result of the consummation of the transactions contemplated by this Agreement or any other transaction or transactions contemplated by the Company, any current or former director, officer, employee or other agent of the Company or any other member of the Control Group or any other party claiming through such a person shall or may acquire rights to compensation, incentive pay, severance pay, unemployment compensation or any other rights with respect to any Plan (including, without limitation, the creation, increase or extension of new or existing rights), become entitled to a distribution or payment with respect to any Plan at a date earlier than if such transaction had not occurred, or otherwise receive or become vested in rights or benefits with respect to any Plan.

                  (x) Except as set forth on Section 2.8(c)(x) of the Disclosure Schedule, neither the Company nor any member of the Control Group has any obligations, or liabilities with respect to, retiree health and life benefits under any Plan except for benefits for continued group health coverage required to be provided under Section 4980B of the Code and Sections 601 through 609 of ERISA or applicable state law.

                  (xi) No Plan provides for payment of any amount which,
             considered in the aggregate with amounts payable pursuant to all other Plans, would exceed the amount deductible for federal income tax purposes by virtue of Sections 280G or 162 (m) of the Code.

             (d)  PLAN DOCUMENTS AND RECORDS.

                  (i) Complete and correct copies of all current and prior documents, including all amendments thereto, with respect to each Plan, have been delivered to Acquiror.
             These documents include, but are not limited to, the following: Plan documents, trust agreements, insurance contracts, annuity contracts, summary plan descriptions, filings with any Governmental Entity, investment manager and investment adviser contracts, and actuarial reports, audit reports, financial statements, and annual reports (Form
             5500) for the most recent three plan years ending prior to the Closing Date.

                  (ii) As of the Closing Date, the participant or
             beneficiary records with respect to each Plan shall be in custody of the persons listed on Section 2.8(d)(ii) of the Disclosure Schedule. To the Company's knowledge and in all material respects, all such records accurately set forth the history of each participant and beneficiary in connection with each Plan and accurately state the benefits earned and owed to each such person under each such Plan as of the date hereof.

             (e) FINANCES. All contributions payable to each Plan for all benefits earned and other liabilities accrued through December 31, 2001 determined in accordance with the terms and conditions of such Plan, ERISA and the Code, have been paid or otherwise provided for, and to the extent unpaid are reflected in the balance sheet of the Company as of December 31, 2001.

        SECTION 2.9 TAXES. Except as disclosed in Section 2.9 of the Disclosure Schedule:

             (a) Each of the Company and its Subsidiaries has filed all tax returns and reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. All tax returns filed by the Company and each of its Subsidiaries are complete and accurate in all material respects. The Company and each of its Subsidiaries has paid (or the Company has paid on the Subsidiaries' behalf) all taxes shown as due on such returns and all taxes required to be paid. The most recent financial statements contained in the SEC Documents reflect an adequate reserve for all taxes payable by the Company and the Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

             (b) The Company has received no notice that any deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries by any Governmental Entity. Except as set forth on Section 2.9 of the Disclosure Schedule, no requests for waivers of the time to assess any such taxes have been granted or are pending. The Federal income tax returns of the Company and each of its Subsidiaries consolidated in such returns have been examined by and settled with the United States Internal Revenue Service, or the statute of limitations on assessment or collection of any Federal income taxes due from the Company or the any of its Subsidiaries has expired, through such taxable years as are set forth in Section 2.9 of the Disclosure Schedule.

             (c) As used in this Agreement, "taxes" shall include all federal, state, local and foreign income, property, premium, franchise, sales, excise, employment, payroll, withholding and other taxes, tariffs or governmental charges of any nature whatsoever and any interest, penalties, additional amounts and additions to taxes relating thereto.

             (d) Neither the Company nor any of its Subsidiaries has made any election, filed any consent or entered into any agreement with respect to taxes that is not reflected on the federal income tax returns of the Company and its Subsidiaries for the three years ended December 31, 2001 (copies of which returns have been provided to Acquiror for review prior to the date of this Agreement) and that would reasonably be expected to be material to the Company and the Subsidiaries taken as a whole.

        SECTION 2.10 COMPLIANCE WITH APPLICABLE LAWS. Except as disclosed in Section 2.10 of the Disclosure Schedule:

             (a) The business of the Company and each of the Subsidiaries is being, and has been since December 31, 1996, conducted in compliance in all material respects with all applicable federal, state, local and foreign laws, statutes, ordinances, rules and regulations, decrees, judgments and orders of any Governmental Entity, and all material notices, reports, documents and other information required to be filed thereunder within the last three years were properly filed and were in compliance in all material respects with such laws. The assets, properties, facilities and operations of the Company and each of the Subsidiaries are in compliance in all material respects with all applicable laws relating to public and worker health and safety.

             (b) The Company, and each of the Subsidiaries, has all material licenses, permits, authorizations, franchises, and rights issued or issuable by any Governmental Entity ("Licenses") which are necessary for it to own, lease or operate its properties and assets and to conduct its business as now conducted. The business of the Company and each of the Subsidiaries has been and is being conducted in compliance in all material respects with all such Licenses. All such Licenses are in full force and effect, and there is no proceeding or investigation pending or, to the knowledge of the Company, threatened which would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such License.

        SECTION 2.11  PRODUCT LIABILITY.  Except as set forth in Section
   2.11 of the Disclosure Schedule, in connection with the conduct of the Company's business: (a) to the Company's knowledge, there are no events, conditions, circumstances, activities, practices, incident, actions, omissions or plans which might reasonably be expected to give rise to any material liability or obligation or otherwise form the basis of any material claim based on or related to any product that was or allegedly was designed, formulated, manufactured, processed, serviced, distributed or sold by the Company or any of its affiliates or any service provided or allegedly provided by or on behalf of the Company or any affiliates, and (b) to the Company's knowledge, all products, including the packaging and advertising related thereto, which were sold or designated, formulated, manufactured, processed and placed in the stream of commerce by the Company or any of its affiliates or any services provided by the Company or any of its affiliates materially complied with applicable Company Agreements (as defined in Section 2.16 below), applicable laws, including orders from any Governmental Entity, or applicable industry standards, and there have not been and there are no material defects or deficiencies in such services or products..

        SECTION 2.12 BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company directly with Acquiror, without the intervention of any person on behalf of the Company in such manner as to give rise to any valid claim by any person against the Company, Acquiror or any Subsidiary for a finder's fee, brokerage commission, or similar payment.

        SECTION 2.13 ENVIRONMENTAL. Except as set forth in Section 2.13 of the Disclosure Schedule:

             (a) The operations and properties of the Company and the Subsidiaries (i) are in compliance in all material respects with all applicable Environmental Laws (as defined) and (ii) have not generated, used, stored, transported, manufactured, released or disposed of any Hazardous Materials (as defined) on or off the Company's premises in violation of Environmental Laws. No material expenditure relative to the Company's premises will be required to comply with Environmental Laws in connection with the operation or continued operation of the business of the Company and the Subsidiaries after the Effective Date in a manner consistent with the current operation thereof by the Company and the Subsidiaries. To the knowledge of the Company and the Subsidiaries, no material expenditure will be required to remediate, clean up, abate or remove any Hazardous Materials on any real property currently operated or leased, or formerly owned, operated or leased by the Company or the Subsidiaries.

             (b) There are no actions, complaints, citations, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries alleging the violation of or seeking to impose liability or responsibility for environmental cleanup costs pursuant to any Environmental Law or Environmental Permit (as defined below);

             (c) The Company has provided Acquiror with copies of all environmental audits, assessments, studies, reports, analyses, investigation results or similar environmentally-related documents of any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries and copies of all Environmental Permits required for the operations of the Company, in all cases limited to those within the possession, custody or control of the Company or its Subsidiaries.

             (d) The Company has provided Acquiror with copies of all requests for information (and responses thereto), notices of violation, complaints, claims or other documents or correspondence related to or referring to any actual or alleged violations of Environmental Laws or responsibility for environmental cleanup costs, including but not limited to the Federal Comprehensive Environmental, Response, Compensation and Liability Act ("CERCLA") and similar state laws, at (i) any real property currently or formerly owned, operated or leased by the Company or any Subsidiaries, or (ii) at CERCLA or similar state sites at which the Company or any Subsidiaries are named as potentially responsible parties, or for which the Company or any Subsidiaries have received a CERCLA Section 122(c), Section 104(e) or similar notice or request for information, in all cases limited to those within the possession, custody or control of the Company or its Subsidiaries.

             (e) The Company and Subsidiaries possess, and have maintained in full force and effect, all Environmental Permits required for the operation of their respective businesses, and in all material respects are in compliance with the provisions of all such Environmental Permits. Section 2.11(e) of the Disclosure Schedule contains a list of all Environmental Permits. No modification, revocation, reissuance, alteration, transfer or amendment of any material Environmental Permit or any review by, or approval of, any third party of any Environmental Permit is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.

             (f) The Company and the Subsidiaries have not contractually created or otherwise assumed any liabilities or obligations or indemnifications of any third party under any Environmental Laws, including related to any real property currently or formerly owned, operated or leased by the Company or any Subsidiaries.

             (g) As used in this Section 2.13, each of the following terms shall have the following meanings: (i) "Environmental Law" means any applicable federal, state, local, or foreign law, statute, code, ordinance, rule, regulation or other requirement (including common law) relating to the environment (including air, soil, surface water, groundwater, drinking water, plant life and animal life), or public or employee health and safety; (ii) "Environmental Permit" means any governmental permit, consent, approval, authorization, license, variance, notice, registration, identification number or permission required under or issued pursuant to any applicable Environmental Law or order, writ, injunction or decree; and (iii) "Hazardous Materials" means any hazardous, toxic or dangerous substances, materials and wastes, including but not limited to naturally occurring or man-made petroleum or other hydrocarbons, flammable explosives, asbestos containing materials, radioactive materials, radioactive wastes, polychlorinated biphenyls, pesticides, herbicides and any other pollutants or contaminants (including materials with hazardous constituents), sewage, sludge, industrial and/or mining slag, tailings, solvent, including any other substances, materials or wastes regulated under Environmental Law.

        SECTION 2.14 LITIGATION. Except as set forth in the Filed SEC Documents or in Section 2.14 of the Disclosure Schedule:

             (a) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or any of its Subsidiaries, any of its or their properties, assets or business, (or, to the knowledge of the Company, any of its or their current or former directors or officers, as such), that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

             (b) there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of its or their properties, assets or business (or, to the knowledge of the Company, any of its or their current or former directors or officers, as such), that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

             (c) there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the knowledge or the Company, threatened against the Company or any of its Subsidiaries, any of its or their properties, assets or business (or, to the knowledge of the Company, any of its or their current or former directors or officers, as such), relating to the transactions contemplated by this Agreement.

        SECTION 2.15  LABOR RELATIONS.  Except as set forth in Section
   2.15 of the Disclosure Schedule:

             (a) Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary and there are no known organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit.

             (b) There are no strikes, slowdowns, work stoppages or labor relations controversies pending or, to the knowledge of the Company, threatened between the Company or any Subsidiary and any of their respective employees, and neither the Company nor any Subsidiary has experienced any such strike, slowdown, work stoppage or material controversy within the past three years.

        SECTION 2.16 CONTRACTS. Except as set forth in the Filed SEC Documents or as set forth in Section 2.16 of the Disclosure Schedule, there are no agreements, contracts or other instruments to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets is bound or affected that are material to the business, financial condition or results of operations of the Company or its Subsidiaries taken as a whole ("Company Agreements"). Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any other party is in breach of or default under any Company Agreements which are currently in effect, except for such breaches and defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in the Filed SEC Documents or as set forth in Section 2.16 of the Disclosure Schedule, neither the Company nor any Subsidiary is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the Company or any Subsidiary is entitled to conduct all or any material portion of its business.

        SECTION 2.17  INTELLECTUAL PROPERTY.

             (a) Except as set forth on Section 2.17(a) of the Disclosure Schedule, the Company owns, or has license to use, all inventions, improvements, patents, utility models, designs, trade names, trade dress, trade secrets, trademarks, service marks, copyrights and other proprietary rights (including all grants, registrations or applications therefor), used in the Company's business or necessary for the conduct of the Company's business (collectively, "Intellectual Property") as presently conducted or contemplated.

             (b) All patents, patent applications, trademarks, trademark applications and registrations and registered copyrights which are owned by the Company, or to which the Company holds an exclusive license to use, are listed in Section 2.17(b) of the Disclosure Schedule. All patents, patent applications, trademarks, trademark applications and registrations and registered copyrights that are material to the Company's business and are otherwise licensed from third parties are listed in
        Section 2.17(b) of the Disclosure Schedule.

             (c) All licenses or other agreements under which (i) the Company is granted rights in Intellectual Property by others (other than licenses for "Office Software"), or (ii) the Company has granted rights to others in Intellectual Property owned or licensed by the Company, are listed in Section 2.17(c) of the Disclosure Schedule. All said licenses or other agreements are in full force and effect, and to the Company's knowledge there is no material default by any party thereto. True and complete copies of all such licenses or other agreements, and any amendments thereto, have been provided to Acquiror. "Office Software" means any third party computer software that is licensed for use on desktop or laptop "PC-class" computers or related local area network servers other than by a written agreement executed by the licensee, including software licensed by shrink wrap or click wrap licenses, the Microsoft Windows class of operating system software, and Microsoft Office or similar office productivity software (including individual programs contained therein). To the Company's knowledge there is no material default with respect to any license for the Office Software that is used in the Company's business.

             (d) Except as set forth on Section 2.17(d) of the Disclosure Schedule, the Company is the owner of record of any application, registration or grant for each item of Intellectual Property set forth on Section 2.17(b) of the Disclosure Schedule, and has properly executed and recorded all documents necessary to perfect its title to such Intellectual Property. The Company has filed all documents and paid all taxes, fees, and other financial obligations required to maintain in force and effect all such Intellectual Property until Closing.

             (e) Except as set forth on Section 2.17(e) of the Disclosure Schedule, neither the conduct of the Company's business, nor any of the products sold or services provided by the Company in connection therewith, infringes upon or is inconsistent with the rights of any other person or entity. Except as set forth on Section 2.17(e) of the Disclosure Schedule, to the Company's knowledge neither the conduct of any other person's or entity's business, nor the nature of any of the products it sells or services it provides, infringes upon the Company's rights in respect of any Intellectual Property.

             (f) Except as set forth on Section 2.17(f) of the Disclosure Schedule, the Company owns all computer software that has been developed by or for the Company and that is used in the Company's business or is necessary for the conduct of the Company's business as presently conducted or contemplated
        ("Company Software"). Section 2.17(f) of the Disclosure Schedule sets forth a list of all material Company Software.

             (g) The Company has taken reasonable and prudent steps, consistent with good business practices, to require employees and agents with access to the Intellectual Property to maintain the confidentiality of non-public information relating to the Intellectual Property, including the source code of Company Software, and to appropriately restrict the use of thereof. The source code of Company Software is complete and correct and constitutes all of the source code that is necessary for the conduct of the Company's business as presently conducted or contemplated. The Company owns all inventions and developments relating to the Company's present or contemplated business that were conceived or created by its employees and other persons having access to valuable non-public information of the Company, including the source code of Company Software, during the course of their work for the Company. Section 2.17(g) of the Disclosure Schedule contains a description of the Company's practices in this regard.

        SECTION 2.18 REAL ESTATE. The Company and its Subsidiaries do not own any real estate. The Company and its Subsidiaries do not lease any real estate other than the premises identified in the Filed SEC Documents or as set forth in Section 2.18 of the Disclosure Schedule as being so leased.

        SECTION 2.19 ANTI-TAKEOVER PROVISIONS. The Board of Directors of the Company has taken all necessary action to ensure that no "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation, including Section 910 of the MBCA (each, a "Takeover Statute"), or any applicable anti-takeover provision in the Company's articles of incorporation or by-laws is or will become applicable to the Merger. To the knowledge of the Company, no other state takeover statute is or will become applicable to the Merger.

        SECTION 2.20 VOTING REQUIREMENTS. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Shareholders Meeting (as defined in Section 4.2) is the only vote of the holders of any class of the Company's capital stock necessary to approve Merger and the transactions contemplated by this Agreement.

                                 ARTICLE III

      REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUBSIDIARY

        Acquiror and Merger Subsidiary represent and warrant to the Company as follows:

        SECTION 3.1 ORGANIZATION AND STANDING. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana.

        SECTION 3.2 MERGER SUBSIDIARY. Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Maine. The authorized capital stock of Merger Subsidiary consists of 100 shares of common stock, no par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Subsidiary is, and immediately prior to the Effective Time will be, owned by Acquiror. Merger Subsidiary has not conducted any business prior to the date hereof and has no, and immediately prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than incident to its formation and pursuant to this Agreement.

        SECTION 3.3 AUTHORITY; NONCONTRAVENTION. Each of Acquiror and Merger Subsidiary has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Acquiror and Merger Subsidiary and the consummation by Acquiror and Merger Subsidiary of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Subsidiary. This Agreement has been duly executed and delivered by and, assuming this Agreement has been duly executed and delivered by the Company, constitutes a valid and binding obligation of each of Acquiror and Merger Subsidiary, enforceable against each in accordance with its terms except that the enforcement thereof may be limited by
   (a) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditor's rights generally and
   (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

        The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not (i) conflict with or violate any of the provisions of the articles of incorporation or by-laws of Acquiror or Merger Subsidiary, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require the consent of any person under, any indenture, or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which

   Acquiror or any of its subsidiaries (including Merger Subsidiary) is a party or by which Acquiror or any of its subsidiaries (including Merger Subsidiary) or any of their assets is bound or affected, or
   (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, subject, in the case of clauses (ii) and (iii), to those conflicts, breaches, defaults and similar matters, which, individually or in the aggregate, would not materially and adversely affect Acquiror's or Merger Subsidiary's ability to consummate the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Acquiror or Merger Subsidiary in connection with the execution and delivery of this Agreement by Acquiror and Merger Subsidiary or the consummation by Acquiror and Merger Subsidiary of any of the transactions contemplated hereby, except for (A) the filing of the certificate of merger with the Maine Secretary of State, and appropriate documents with the relevant authorities of the other states in which the Company is qualified to do business, and (B) such other consents, approvals, authorizations, filings or notices as are set forth in Section 2.4 of the Disclosure Schedule.

        SECTION 3.4 FINANCING. Acquiror has, and will have at the Closing, sufficient funds to pay the aggregate Merger Consideration.

        SECTION 3.5 BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Acquiror directly with the Company, without the intervention of any person on behalf of Acquiror in such manner as to give rise to any valid claim by any person against Acquiror, the Company or any Subsidiary for a finder's fee, brokerage commission, or similar payment.

                                 ARTICLE IV

                            ADDITIONAL AGREEMENTS

        SECTION 4.1  PREPARATION OF PROXY STATEMENT.

             (a) PROXY STATEMENT. As soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement that describes the pending Merger and related actions (including any amendments or supplements thereto, the "Proxy Statement"). The Company will use its reasonable efforts to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable. Acquiror shall have a reasonable opportunity to review and comment on drafts of the Proxy Statement, and agrees to provide such information about Acquiror as may reasonably be necessary or appropriate for inclusion in the Proxy Statement and any amendment or supplement thereto.

             (b) COMPANY INFORMATION. The Company agrees that none of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company's shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respect with the requirements of the Exchange Act and the rules and regulations thereunder. If, to the knowledge of the Company, any information contained in the Proxy Statement is or becomes inaccurate, the Company shall promptly amend the Proxy Statement or otherwise provide supplemental information to shareholders, in compliance with the Exchange Act.

             (c) ACQUIROR INFORMATION. Acquiror agrees that none of the information supplied or to be supplied by Acquiror specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company's shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, to the knowledge of Acquiror, any information concerning Acquiror that is contained in the Proxy Statement is or becomes inaccurate, Acquiror shall promptly notify the Company of such inaccuracy.

        SECTION 4.2 MEETING OF SHAREHOLDERS. The Company will take all action necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a meeting of its shareholders (the "Shareholders Meeting") to consider and vote upon the approval of this Agreement and the Merger. The Company's Board of Directors will recommend to its shareholders approval of this Agreement and the Merger. The Company will use its reasonable efforts to hold the Shareholders Meeting as soon as practicable after the date hereof. Notwithstanding anything in this Agreement to the contrary, the Company reserves the right to obtain the approval of this Agreement and the Merger by means of a written consent procedure in lieu of a vote at the Shareholders Meeting.

        SECTION 4.3 ACCESS TO INFORMATION; CONFIDENTIALITY. Upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and to the officers, employees, accountants, counsel, financial advisors, financing sources and other representatives of Acquiror reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records. During such period, the Company shall furnish promptly to, upon request, a copy of (a) each SEC Document filed by it during such period, and (b) all correspondence or written communication with any Governmental Entity which relates to the transactions contemplated hereby or which is otherwise material to the financial condition or operations of the Company and its Subsidiaries taken as a whole. Except as required by law, Acquiror will hold, and will cause its respective directors, officers, partners, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information obtained from the Company in confidence to the extent required by, and in accordance with, the provisions of the Nondisclosure Agreement, dated January 30, 2002, between Acquiror and the Company (the "Nondisclosure Agreement").

        SECTION 4.4 REASONABLE EFFORTS. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement.

        SECTION 4.5 PUBLIC ANNOUNCEMENTS. Acquiror and the Company will consult with each other before issuing, and shall provide each other a reasonable opportunity to review and comment upon, any press release or public statement with respect to this Agreement or the transactions contemplated hereby, except to the extent disclosure prior to such consultation, review and comment may be required by applicable law, court process or obligations pursuant to any listing agreement with any national securities exchange.

        SECTION 4.6 ACQUISITION PROPOSALS. The Company shall not, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its Subsidiaries to, directly or indirectly, (a) solicit, initiate or encourage the submission of any Acquisition Proposal (as defined below), (b) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, an Acquisition Proposal or (c) enter into any understanding, commitment or agreement with respect to an Acquisition Proposal. The Company shall promptly advise Acquiror orally and in writing of the receipt by it (or by any of the other entities or persons referred to above) after the date hereof of any Acquisition Proposal or any inquiry which could reasonably lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, and the identity of the person or entity making any such Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any bona fide proposal with respect to a merger, consolidation, share exchange, tender offer, or similar transaction involving the Company or any Subsidiary or any purchase of all or any significant portion of the assets or capital stock of the Company or any Subsidiary or any other business combination (including without limitation the acquisition of an equity interest therein) involving the Company other than the transactions contemplated by this Agreement.

        SECTION 4.7 FILINGS; OTHER ACTION. As promptly as practicable after the date of this Agreement, the Company and Acquiror shall cooperate in all reasonable respects with each other in (a) determining if other filings are required to be made prior to the Effective Time with, or if other material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Effective Time from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (b) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations. In connection with the foregoing, the Company will provide Acquiror, and Acquiror will provide the Company, with copies of correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any Governmental Entity or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby. Each of Acquiror and the Company acknowledge that certain actions may be necessary with respect to the foregoing in making notifications and obtaining clearances, consents, approvals, waivers or similar third party actions which are material to the consummation of the transactions contemplated hereby, and each of Acquiror and the Company agree to take such action as is reasonably necessary to complete such notifications and obtain such clearances, approvals, waivers or third party actions.

        SECTION 4.8 INDEMNIFICATION. (a) From and after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or such Subsidiary would have been permitted under applicable law and the articles of incorporation or by-laws of the Company or such Subsidiary in effect on the date hereof to indemnify such person (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

        (b) For a period of three (3) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in all material respects to the Indemnified Parties) with respect to claims arising from facts or events which occurred before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date hereof by the Company for such insurance.

        (c) The provisions of this Section 4.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his heirs and his personal representatives, and shall be binding on all successors and assigns of the Surviving Corporation.

        SECTION 4.9 FIDUCIARY OBLIGATIONS. Notwithstanding any provision of this Agreement, if, prior to the Shareholders Meeting, any person (other than Acquiror or any of its affiliates) makes a written unsolicited Acquisition Proposal and (a) the Board of Directors of the Company determines reasonably and in good faith, after due investigation and after consultation with and based upon the advice of an outside financial advisor, that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal (as defined in Section 7.1(c)(ii) below), (b) the Board of Directors of the Company determines reasonably and in good faith, after due investigation and after consultation with and based upon the advice of Company counsel, that the failure to take action would cause the Board of Directors of the Company to violate its fiduciary duties to stockholders under applicable law and (c) the Company provides at least two business days' notice to Acquiror, then, the Board of Directors of the Company may (i) withdraw, modify or change its approval or recommendation in favor of this Agreement or the Merger,
   (ii) furnish non-public information to the person making the Acquisition Proposal pursuant to a customary confidentiality agreement and (iii) participate in discussions or negotiations regarding the Acquisition Proposal.

                                  ARTICLE V

               COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR
                    TO OR IN CONTEMPLATION OF THE MERGER

        SECTION 5.1 CONDUCT OF BUSINESS BY THE COMPANY. Except as contemplated by this Agreement or as set forth in Section 5.1 of the Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its

   Subsidiaries to, act and carry on their respective businesses in the ordinary course of business and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep in full force and effect their Licenses, keep available the services of their current key officers, employees and agents, and preserve the goodwill of regulators or those engaged in material business relationships with them. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of the Subsidiaries to, without the prior consent of
   Acquiror:

             (a) adopt or propose any change to its articles of incorporation or by-laws;

             (b) (i) declare, set aside or pay any dividends on, or make any other distributions with respect to, any of the Company's outstanding capital stock, (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other ownership interests of the Company, other than the Stock Options to be purchased as contemplated by Section 1.11 above and the Restricted Shares to be settled as contemplated by Section 5.5 below;

             (c) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than upon the exercise of Stock Options outstanding on the date of this Agreement;

             (d) acquire any business or any corporation, partnership, joint venture, association or other business organization or division or acquire any material assets or make any investment in any person or enter into any reorganization;

             (e) take any action that, if taken prior to the date of this Agreement, would have been required to be disclosed in
        Section 2.6 of the Disclosure Schedule or that would otherwise cause any of the representations and warranties contained in
        Article II not to be true and correct in all material respects at any time;

             (f) sell, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets that are material to the Company and its Subsidiaries taken as a whole, except in the ordinary course of business;

             (g) incur any indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly-owned Subsidiary of the Company or enter into any agreement for indebtedness or make any loans or advances to any other person, other than to the Company, or to any direct or indirect wholly-owned Subsidiary of the Company and other than routine advances in the ordinary course of business to employees or agents;

             (h) make any tax election or settle or compromise any income tax liability that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole;

             (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

             (j) except in the ordinary course of business, modify, amend or terminate, or waive, release or assign any material rights or claims under any material agreement, permit, concession, franchise, license or similar instrument to which the Company or any Subsidiary is a party;

             (k) authorize any of, or commit or agree to take any of the foregoing actions;

             (l) make any capital expenditures other than as contemplated by the Company's annual budget;

             (m) except with regard to transaction-contingent compensation to key officers and employees in an amount not to exceed the amount set forth in Section 2.6(d) of the Disclosure Schedule, (i) enter into, adopt or amend or increase the amount or accelerate the payment or vesting of any benefit or amount payable under, any Plan, or increase in any manner, the compensation or fringe benefits, or otherwise extend, expand or enhance the engagement, employment or any related rights, of any director, officer or other employee of the Company or any of its Subsidiaries, except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or any of its Subsidiaries; (ii) enter into or amend any employment, severance or special pay arrangement with respect to the termination of employment with any director or officer or other employee other than in the ordinary course of business consistent with past practice; or
        (iii) deposit into any trust (including any "rabbi trust") amounts in respect of any employee benefit obligations or obligations to directors;

             (n) make any changes in accounting methods, except as required by law, rule, regulation, the SEC or GAAP; or

             (o) enter into any agreement or arrangement with any affiliate (other than wholly owned Subsidiaries). As used in this Agreement, the term "affiliate," shall mean, as to any person, any other person which directly or indirectly controls, or in under common control with, or is controlled by, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

        SECTION 5.2 MANAGEMENT OF THE COMPANY AND SUBSIDIARIES. The Company shall, from the date of this Agreement through the Effective Time, cause its management and that of the Subsidiaries to consult on a regular basis and in good faith with the employees and representatives of Acquiror concerning the management of the Company and its business.

        SECTION 5.3 OTHER ACTIONS. The Company and Acquiror shall not, and shall not permit any of their respective subsidiaries to, take or omit to take any action that would, or that would reasonably be expected to, result in (a) any of the representations and warranties of such party set forth in this Agreement becoming untrue in any material respect at any time or (b) any of the conditions of the Merger set forth in Article VI not being satisfied.

        SECTION 5.4 NOTIFICATION. The Company shall give prompt notice to Acquiror and Acquiror shall give prompt notice to the Company of
   (a) the occurrence, or non-occurrence of any event whose occurrence or non-occurrence would reasonably be expected to cause (i) any representation or warranty contained in this Agreement which is qualified as to materiality or Material Adverse Effect to be untrue or inaccurate at any time from the date hereof to the Effective Time,
   (ii) any other representation or warranty made contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time, or (iii) any condition set forth in Article VI to be unsatisfied at any time from the date hereof to the Effective Time, and (b) any failure of the Company, or Acquiror, as the case may be, to comply with or satisfy in any material respect any material covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the right of such party to terminate this Agreement.

        SECTION 5.5 SETTLEMENT OF PROMISSORY NOTE FOR RESTRICTED SHARES. Immediately prior to the Closing, the promissory note of Roger Brooks in the original principal amount of $1,332,500 shall be repaid by surrender and cancellation of the 410,000 Restricted Shares at a price equal to the Merger Consideration, and interest on the note shall be forgiven by the Company to the extent of any remaining amount due thereon.

        SECTION 5.6 CONTINUITY OF BENEFITS. The Company and Acquiror agree that individuals who are employed by the Company as of the Closing Date shall become employees of the Surviving Corporation following the Closing Date. From and after the Closing Date through December 31, 2003, Acquiror agrees to maintain compensation levels and employee benefits (other than stock options) which, in the aggregate, are at least comparable to those presently in effect, subject in each case for the Surviving Corporation's continuing right to hire and fire individual employees and to the Surviving Corporation's right to amend or terminate the Sales/Marketing bonus plan and Executive/Senior Management bonus plan listed on Section 2.8 of the Disclosure Schedule (the "Bonus Plans") for years after 2002. Acquiror agrees that the Surviving Corporation agrees during 2002 to maintain the current base salary of all employees, to retain the annual salary review date schedule for each employee, and to confirm the Bonus Plans. In addition, Acquiror shall maintain the Company's practices with respect to the sharing of costs (on a percentage basis) with employees of the life and medical insurance programs listed on Section 2.8 of the Disclosure Schedule through December 31, 2003.

        SECTION 5.7 FACILITIES. It is Acquiror's present intention to maintain the Company's facilities at their present locations following the Closing Date.

                                 ARTICLE VI

                            CONDITIONS PRECEDENT

        SECTION 6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

             (a) SHAREHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted by an affirmative vote of the holders of the requisite number of shares present, in person or by proxy, and entitled to vote on the Merger at the Shareholders Meeting.

             (b) GOVERNMENTAL AND REGULATORY CONSENTS. The Company and Acquiror shall have made all such filings, and obtained such authorizations, consents, or approvals required by any Governmental Entity to consummate the transactions contemplated hereby; provided, however that such authorizations, consents or approvals shall impose no conditions that would reasonably be expected to have a Material Adverse Effect.

             (c) NO PROCEEDINGS. No proceeding shall have been commenced and be continuing, seeking to restrain or enjoin the consummation of the Merger.

        SECTION 6.2 CONDITIONS TO OBLIGATIONS OF ACQUIROR. The obligations of Acquiror to effect the Merger are further subject to the following conditions:

             (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the date hereof and (except to the extent specifically given as of an earlier date or except as otherwise contemplated or permitted by this Agreement) on and as of the Closing Date as though made on the Closing Date, and the Company shall have delivered to Acquiror a certificate dated as of the Closing Date signed by an executive officer to the effect set forth in this Section 6.2(a).

             (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have delivered to Acquiror a certificate dated as of the Closing Date signed by an executive officer to the effect set forth in this Section 6.2(b).

             (c) THIRD-PARTY APPROVALS AND CONSENTS. All authorizations, approvals and consents of any third party required to be obtained by the Company which, if not obtained, would have a Material Adverse Effect, shall have been obtained and shall be in full force and effect.

             (d) RELATED AGREEMENTS. The Company shall have been repaid all outstanding amounts owing under the promissory note executed by Roger E. Brooks, and the Company and Mr. Brooks shall have terminated the Restricted Stock Agreement dated as of May 1, 1998, in accordance with Section 5.5 above. The Company and the parties to each of the Investment Agreement dated as of March 26, 1998, as amended as of May 1, 1998, and the Stockholders Agreement dated as of May 1, 1998, in each case as amended to date, shall have terminated such Agreements on terms acceptable to Acquiror.

             (e) NO MATERIAL ADVERSE EFFECT. Since the date of this Agreement, no event, effect or change shall have occurred which has had or which would reasonably be expected to have a Material Adverse Effect, and Acquiror shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company to such effect.

        SECTION 6.3 CONDITIONS TO OBLIGATION OF THE COMPANY. The obligation of the Company to effect the Merger is further subject to the following conditions:

             (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Acquiror contained in this Agreement shall be true and correct in all material respects on the date hereof and (except to the extent specifically given as of an earlier date or except as otherwise contemplated or permitted by this Agreement) on and as of the Closing Date as though made on the Closing Date, and Acquiror shall have delivered to the Company a certificate dated as of the Closing Date, signed by an executive officer and to the effect set forth in this Section 6.3(a)

             (b) PERFORMANCE OF OBLIGATIONS OF ACQUIROR. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have delivered to the Company a certificate dated as of the Closing Date, signed by an executive officer and to the effect set forth in this Section 6.3(b).

                                 ARTICLE VII

                      TERMINATION, AMENDMENT AND WAIVER

        SECTION 7.1 TERMINATION. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the shareholders of the Company:

             (a)  by mutual written consent of Acquiror and the Company;

             (b)  by either Acquiror or the Company:

                  (i) if, upon a vote at a duly held Shareholders Meeting, this Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the shareholders of the Company at the Shareholders Meeting;

                  (ii) if the Merger shall not have been consummated on
             or before June 30, 2002; provided, that either party may terminate this Agreement on or after such earlier date on which it can be reasonably determined that it will be impossible to consummate the Merger by June 30, 2002; and provided, further, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not have breached in any material respect its obligations under this

             Agreement in any manner that shall have caused or contributed to the failure to consummate the Merger by June 30, 2002; or

                  (iii) if any Governmental Entity shall have issued an
             order, decree or ruling or taken any other action, or there shall be enacted any law having the effect of, permanently enjoining, restraining or otherwise prohibiting, or making illegal the Merger and such order, decree, ruling or other action shall have become final and nonappealable, provided the party seeking to terminate this Agreement under this
             Section 7.1(b)(iii) shall have used reasonable efforts to remove or overturn such order, decree, ruling or other action; or

             (c)  by the Company:

                  (i) upon a material breach of any representation or warranty of Acquiror or if Acquiror fails to comply in any material respect with any of its covenants or agreements, or if any representation or warranty of Acquiror shall be or become untrue in any material respect, which breach or non-compliance is not curable or, if curable, is not cured by Acquiror within 30 days after written notice of such breach or non-compliance from the Company; or

                  (ii) if, prior to the Shareholders Meeting, the Board
             of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Acquiror or Merger Subsidiary, its approval or recommendation in favor of this Agreement or the Merger in order to approve and permit the Company to execute a definitive agreement providing for a bona fide Acquisition Proposal made by a third party on terms that a majority of the members of the Board of Directors of the Company reasonably determines in good faith (based upon the advice of an outside financial advisor) is more favorable to the Company and its stockholders than the transactions contemplated by this Agreement, and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of the Board of Directors of the Company, is reasonably capable of being obtained (such an Acquisition Proposal is referred to herein as a "Superior Proposal"); provided, that (A) at least five (5) business days prior to terminating this Agreement pursuant to this Section 7.1(c)(ii), the Company has provided Acquiror with written notice advising Acquiror that the Board of Directors of the Company has received a Superior Proposal that it intends to approve, specifying the material terms and conditions of the Superior Proposal and identifying the person making the Superior Proposal, (B) Acquiror may offer such adjustments in the terms and conditions of this Agreement as Acquiror deems appropriate and (C) at the end of the five-business day period the Board of Directors of the Company continues reasonably and in good faith to believe that the Acquisition Proposal is a Superior Proposal; provided, further, that simultaneously with any termination of this Agreement pursuant to this Section 7.1(c)(ii), the Company shall pay to Acquiror the Termination Payment (as defined in Section 7.2(b) below) specified in Section 7.2(b); and provided, further, that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(ii) if the Company is in material breach of this Agreement; or

             (d)  by Acquiror:

                  (i) upon a material breach of any representation, or warranty of the Company or if the Company fails to comply in any material respect with any of this covenants or agreements, or if any representation or warranty of the Company shall be or become untrue in any material respect, which breach or non-compliance is not curable or, if curable, is not cured by the Company within 30 days after written notice of such breach or non-compliance from Acquiror; or

                  (ii) if, prior to the Shareholders Meeting, (A) the
             Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Acquiror or Merger Subsidiary, its approval or recommendation in favor of this Agreement or the Merger, or shall have approved or recommended an Acquisition Proposal, or shall have executed a definitive agreement providing for an Acquisition Proposal, or (B) a tender offer or exchange offer for any outstanding shares of the Company's common stock, is commenced, and the Board of Directors of the Company, within ten days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its stockholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its stockholders.

        SECTION 7.2  EFFECT OF TERMINATION.

             (a) In the event of termination of this Agreement by either the Company or Acquiror as provided in Section 7.1, except as provided below in Section 7.2(b), this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Acquiror or the Company, other than the last sentence of Section 4.3 and Sections 7.2 and 10.2. Unless there has been a valid termination of this Agreement, nothing contained in this Section shall relieve any party from any liability resulting from any material breach of the representations, warranties, covenants or agreements set forth in this Agreement.

             (b) The Company shall pay Acquiror $1,000,000 in cash as liquidated damages and not as a penalty (the "Termination Payment") if this Agreement is terminated pursuant to Section 7.1(b)(i), Section 7.1(c)(ii) or Section 7.1(d)(ii). The Termination Payment shall be paid in same-day funds by wire transfer to an account designated by Acquiror within ten days after the event giving rise to the Termination Payment, except as provided in Section 7.1(c)(ii). Notwithstanding anything in this Agreement to the contrary, the Termination Payment, if payable, shall be paid only once and shall be Acquiror's sole and exclusive remedy hereunder for the termination of the Agreement under the circumstances in which the Termination Payment is paid, and upon such delivery of the Termination Payment to Acquiror, no person shall have any further claim or rights against the Company under this Agreement with respect thereto; provided, however, that this sentence shall not apply to and shall in no way restrict the right of Acquiror to assert a counterclaim in response to any action brought by the Company against Acquiror with respect to such events. The Company shall reimburse Acquiror for all costs incurred in connection with the collection of the Termination Payment under this Agreement.

        SECTION 7.3 AMENDMENT. Subject to the applicable provisions of the MBCA, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of Acquiror and the Company; provided, however, that after approval of the Merger by the shareholders of the Company, no amendment shall be made which reduces the amount of the Merger Consideration payable in the Merger or adversely affects the rights of the Company's shareholders hereunder without the approval of such shareholders.

        SECTION 7.4 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to
   Section 7.3, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Company (if an extension or waiver of the Company) or (in all other cases) Acquiror. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, except that an amendment, waiver or extension by Acquiror shall be deemed to include and be binding on Merger Subsidiary.

        SECTION 7.5 PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver pursuant to Section 7.4 shall, in order to be effective, require in the case of Acquiror or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

                                ARTICLE VIII

                           SURVIVAL OF PROVISIONS

        SECTION 8.1 SURVIVAL. The representations and warranties respectively made by the Company, Acquiror in this Agreement, or in any certificate, respectively, delivered by the Company, Acquiror pursuant to Section 6.2 or Section 6.3 hereof, will terminate upon the Closing and be of no further force or effect.

                                 ARTICLE IX

                                   NOTICES

        SECTION 9.1 NOTICES. Any notice or communication given pursuant to this Agreement must be in writing and will be deemed to have been duly given if mailed (by registered or certified mail, postage prepaid, return receipt requested), or, if transmitted by telecopy, or if delivered by courier, as follows:

        If to the Company, to:

             Intelligent Controls, Inc.
             74 Industrial Park Road
             Saco, Maine  04072
             Attention: Roger E. Brooks
             Telecopy: (207) 286-1439

        with a copy to:

             Verrill & Dana, LLP
             One Portland Square
             Portland, Maine 04112
             Attention:  Gregory S. Fryer, Esq.
             Telecopy: (207) 774-7499

        If to Acquiror or Merger Subsidiary, to:

             Franklin Electric Co., Inc.
             400 E. Spring Street
             Bluffton, Indiana 46714
             Attention:  Gregg C. Sengstack
             Telecopy: (260) 827-5633
        with copies to:

             Schiff Hardin & Waite
             6600 Sears Tower
             Chicago, Illinois 60606
             Attention: Robert J. Regan, Esq.
             Telecopy: (312) 258-5600

   All notices and other communications required or permitted under this Agreement that are addressed as provided in this Section 9.1 will, whether sent by mail, telecopy, or courier, be deemed given upon the first business day after actual delivery to the addressed destination to which such notice or other communication is sent (as evidenced by the return receipt or shipping invoice signed by a representative of such party or by telecopy confirmation). Any party from time to time may change its address for the purpose of notices to that party by giving a similar notice specifying a new address, but no such notice will be deemed to have been given until it is actually received by the party sought to be charged with the contents thereof.

                                  ARTICLE X

                                MISCELLANEOUS

        SECTION 10.1 ENTIRE AGREEMENT. This Agreement and the Nondisclosure Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior communications, agreements, understandings, representations, and warranties whether oral or written between the parties hereto. There are no oral or written agreements, understandings, representations, or warranties between the parties hereto with respect to the subject hereof other than those set forth in this Agreement and the Nondisclosure Agreement. In the event of any conflict between the terms of this Agreement and the terms of the Nondisclosure Agreement, the terms of this Agreement shall control.

        SECTION 10.2 EXPENSES. Except as otherwise provided in this Agreement, the Company and Acquiror each will pay its own costs and expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the Company covenants and agrees that, assuming the Closing Date occurs on or before June 30, 2002, the fees and expenses of the Company incurred in connection with this Agreement and the Merger (including, but not limited to, legal, accounting and printing fees and expenses) shall not exceed $150,000 in the aggregate, and all such fees and expenses shall have been accrued or paid as of the Effective Time.

        SECTION 10.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        SECTION 10.4 NO THIRD-PARTY BENEFICIARY. Except as otherwise specifically provided in Section 4.8, this Agreement is not intended and may not be construed to create any rights in any parties other than the Company and Acquiror and their respective successors or assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

        SECTION 10.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Maine (without regard to the principles of conflicts of law) applicable to a contract executed and to be performed in such State.

        SECTION 10.6 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, such consent not to be unreasonably withheld and any such assignment that is not consented to shall be null and void, except that Acquiror shall have the right to assign this Agreement to any Subsidiary or affiliate. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

        SECTION 10.7 ENFORCEMENT OF THIS AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity.

        SECTION 10.8 HEADINGS, GENDER, ETC. The headings used in this Agreement have been inserted for convenience and do not constitute matter to be construed or interpreted in connection with this Agreement. Unless the context of this Agreement otherwise requires,
   (a) words of any gender are deemed to include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby," "hereto," and derivative or similar words refer to this entire Agreement; (d) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; (e) all references to "dollars" or "$" refer to currency of the United States of America;
   (f) the term "person" shall include any natural person, corporation, limited liability company, general partnership, limited partnership, or other entity, enterprise, authority or business organization; and
   (g) the term "or" is disjunctive but not necessarily exclusive.

                          [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Acquiror, Merger
   Subsidiary and the Company effective as of the date first written above.

                                           FRANKLIN ELECTRIC CO., INC.


                                           By: /s/ Jess B. Ford
                                               --------------------------
                                           Name:  Jess B. Ford
                                           Title: Senior Vice President


                                           FEI CORPORATION

                                           By: /s/ Jess B. Ford
                                               --------------------------
                                           Name:   Jess B. Ford
                                           Title:  President


                                           INTELLIGENT CONTROLS, INC.

                                           By: /s/ Roger E. Brooks
                                               --------------------------
                                           Name:   Roger E. Brooks
                                           Title:  President and Chief
                                                      Executive Officer

                                                                Exhibit A
                                                                ---------



                      Officers of Surviving Corporation
                      ---------------------------------


                  NAME                              TITLE
                  ----                              -----

    Jess B. Ford                     Chairman

    Roger E. Brooks                  President and Chief Executive
                                     Officer

    Gregg C. Sengstack               Chief Financial Officer, Treasurer
                                     and Secretary

    Andrew B. Clement                Controller and Assistant Treasurer

    Enrique Sales                    Vice President Sales & Marketing

    Dean Richards                    Vice President Manufacturing







                                                                EXHIBIT 2
                                                                ---------

                            VOTING AGREEMENT AND
                     AMENDMENT TO STOCKHOLDERS AGREEMENT

        AGREEMENT, dated as of April 25, 2002, by and among Franklin Electric Co., Inc., an Indiana corporation ("Franklin"), and the shareholders of Intelligent Controls, Inc., a Maine corporation (the "Company"), listed on the signature page of this Agreement
   (collectively, the "Shareholders" and each, a "Shareholder").

        WHEREAS, on even date herewith, Franklin has entered into an Agreement and Plan of Merger dated as of April 25, 2002 (the "Merger Agreement") by and among Franklin, FEI Corporation, a Maine corporation and a wholly-owned subsidiary of Franklin ("Merger Subsidiary"), and the Company, pursuant to which Franklin will acquire the Company by merging Merger Subsidiary with and into the Company, with the Company as the Surviving Corporation and a wholly-owned subsidiary of Franklin;

        WHEREAS, the Company will submit the transactions contemplated by the Merger Agreement to the holders of its Common Stock for approval at a meeting of shareholders called for that purpose (the
   "Shareholders Meeting");

        WHEREAS, each Shareholder is the record holder of, and Beneficially Owns, the number of shares of Common Share (the "Shares") set forth opposite his or her name on Schedule I to this Agreement and is a party to that certain Stockholders Agreement dated as of May 1, 1998, as heretofore amended (the "Shareholders Agreement"); and

        WHEREAS, as an inducement to Franklin to enter into the Merger Agreement, the Shareholders have agreed to enter into this Agreement;

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

        1.   DEFINITIONS.  For purposes of this Agreement:

             (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and with respect to stock options shall mean the maximum number of shares purchasable under such options irrespective of vesting limitations or other exercise conditions.

             (b) "Common Stock" shall mean at any time the Common Stock, no par value, of the Company.







             (c) "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

        2.   AGREEMENTS.

             (a) VOTING. Each Shareholder hereby agrees to vote his Shares in connection with the Shareholder Meeting (a) in favor of the Merger and the Merger Agreement, (b) in favor of any other matter determined by the Board of Directors of the Company to be necessary for the consummation of the transactions contemplated by or referred to in the Merger Agreement and (c) against any matter inconsistent with the transactions contemplated by or referred to in the Merger Agreement;

             (b) GRANT OF PROXY. Each Shareholder hereby irrevocably grants to, and appoints, Jess B. Ford or Gregg C. Sengstack and any nominee thereof (the "Proxy Holder"), such Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote his Shares in accordance with the provisions of Section 2(a).

             (c) REVOCATION OF PRIOR PROXIES. Each Shareholder represents that any proxies heretofore given in respect of such Shareholder's Shares, if any, are not irrevocable, and that such proxies are hereby revoked.

             (d) IRREVOCABLE PROXY. Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 2 are coupled with an interest and are intended to be irrevocable in accordance with the Maine Business Corporation Act. If for any reason the proxies granted herein are not irrevocable, each Shareholder agrees to vote his Shares as instructed by the Proxy Holder in writing.

             (e) NO INCONSISTENT ARRANGEMENTS. Each Shareholder hereby covenants and agrees that, except as contemplated by this Agreement, he will not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Shareholder's Shares, or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares,
   (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under this Agreement or the transactions contemplated by this Agreement.

             (f) WAIVER OF RIGHT TO DISSENT. Each Shareholder hereby waives any right to dissent from the Merger that such Shareholder may have under the Maine Business Corporation Act or otherwise.

             (g) TERMINATION OF STOCKHOLDERS AGREEMENT. Each Shareholder hereby agrees to amend and terminate the Stockholders Agreement in its entirety, waiving and releasing all further rights and claims of the Shareholder thereunder. Such amendment, termination, waiver, and release is conditional only upon consummation of the "Merger" and shall be effective as of the "Effective Time" (as such terms are defined in the Merger Agreement).

        3. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each Shareholder hereby represents and warrants to Franklin that (i) he is the record and Beneficial Owner of the Shares set forth on Schedule I and (except as otherwise set forth therein) has sole voting power with respect thereto, (ii) he does not Beneficially Own any Shares other than those set forth on Schedule I, (iii) he has the legal capacity, power and authority to enter into this Agreement and perform his obligations under this Agreement without the need for the consent of any other person or entity, and (iv) this Agreement constitutes a valid and binding agreement of the Shareholder enforceable against him in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy and other similar laws and general principles of equity.

        4. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

        5.   MISCELLANEOUS.

             (a) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

             (b) BINDING AGREEMENT This Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or Beneficial Ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, each of the Shareholder's successors or assigns. Notwithstanding any transfer of Shares, the transferee shall remain liable for the performance of all obligations of the transferor under this Agreement.

             (c) ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party.

             (d) AMENDMENTS, WAIVERS, ETC. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

             (e) NOTICES. Any notice or communication given pursuant to this Agreement must be in writing and will be deemed to have been duly given if mailed (by registered or certified mail, postage prepaid, return receipt requested), or, if transmitted by telecopy, or if delivered by courier, as follows:

        If to a Shareholder:     to the Shareholder's address and
                                 telecopy number (if any) set forth on
                                 Schedule I hereto

        If to Franklin:          400 E. Spring Street
                                 Bluffton, Indiana 46714
                                 Attention: Gregg C. Sengstack
                                 Telecopy:  (260) 827-5633

   All notices and other communications required or permitted under this Agreement that are addressed as provided in this Section 5(e) will, whether sent by mail, telecopy, or courier, by deemed given upon the first business day after actual delivery to the addressed destination to which such notice or other communication is sent (as evidenced by the return receipt or shipping invoice signed by a representative of such party or by telecopy confirmation). Any party from time to time may change its address for the purpose of notices to that party by giving a similar notice specifying a new address, but no such notice will be deemed to have been given until it is actually received by the party sought to be charged with the contents thereof.

             (f) SPECIFIC PERFORMANCE. Each party hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

             (g) REMEDIES CUMULATIVE. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative or exclusive, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

             (h) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

             (i) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

             (j) TERMINATION. Notwithstanding any provision of this Agreement, in the event of any termination of the Merger Agreement, the obligations of the Shareholders hereunder (including without limitation the irrevocable proxy contained herein) shall terminate in all respects without further action by any party. Upon any such termination, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Shareholder.
                          [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the day and year first above written.

                            FRANKLIN ELECTRIC CO., INC.


                            By:  /s/ Jess B. Ford
                                 ----------------------------------
                            Name:     Jess B. Ford
                            Title:    Senior Vice President


                            SHAREHOLDERS:

                            Ampersand 1995 Limited Partnership
                            By:  AMP-95 Management Company Limited
                                 Partnership, its General Partner
                            By:  AMP-95 MCLP LLP, its General Partner

                            By:  /s/ Charles D. Yie
                                 -----------------------------------
                            Name:     Charles D. Yie
                            Title:    General Partner

                            Ampersand 1995 Companion Fund Limited
                            Partnership
                            By:  AMP-95 Management Company Limited
                                 Partnership, its General Partner
                            By:  AMP-95 MCLP LLP, its General Partner

                            By:  /s/ Charles D. Yie
                                 ------------------------------------
                            Name:     Charles D. Yie
                            Title:    General Partner


                            /s/  Charles D. Yie
                            -----------------------------------------
                            Charles D. Yie


                            /s/  Alan Lukas
                            -----------------------------------------
                            Alan Lukas


                            /s/ Roger E. Brooks
                            -----------------------------------------
                            Roger E. Brooks


                            /s/ Paul E. Lukas
                            -----------------------------------------
                            Paul E. Lukas







                            /s/ Karen S. Lukas
                            -----------------------------------------
                            Karen S. Lukas


                            /s/ Alan Lukas
                            -----------------------------------------
                            Alan Lukas, as custodian for
                            Andrew B. Lukas


                            /s/ James H. Young, II
                            -----------------------------------------
                            James H. Young II, Trustee, the Andrew
                            B. Lukas Trust dated December 4, 1994







                                 SCHEDULE I

           NAME, ADDRESS AND TELECOPY
              NUMBER OF SHAREHOLDER              BENEFICIAL OWNERSHIP
           --------------------------            --------------------
                                                 SHARES     OPTIONS****
                                                 ------     -------
    Ampersand 1995 Limited Partnership*        1,612,247            0

    Ampersand 1995 Companion Fund Limited         26,215            0
    Partnership*

    Charles D. Yie*                                    0       21,000

    Alan Lukas**                                 986,638            0

    Roger E. Brooks***                           518,923       40,000

    Paul E. Lukas**                              375,256        5,000



   _______________

   * The address and telecopy number are 55 William Street, Suite 240, Wellesley, Massachusetts 02481, telecopy number: 781-239-0824. Share ownership shown is record ownership. Due to affiliations between Ampersand 1995 Limited Partnership and Ampersand 1995 Companion Fund Limited Partnership, each partnership is deemed a Beneficial Owner of the other's Shares. Due to affiliations between Mr. Yie and the two partnerships, he may be deemed a Beneficial Owner of the partnerships' Shares, although he has disclaimed Beneficial Ownership of those Shares in filings made by him with the Securities and Exchange Commission.

   ** The address and telecopy number are 74 Industrial Park Road, Saco, Maine 04072, telecopy number: 207-286-1439. His Beneficial Ownership includes 880,551 Shares owned directly, 66,949 Shares owned by his wife Karen S. Lukas, 30,106 shares held in trust for his child (trustee is James H. Young II), and 3,000 shares held of record by him as custodian for his child.

   *** The address and telecopy number are 74 Industrial Park Road, Saco, Maine 04072, telecopy number: 207-286-1439.

   **** It is not anticipated that these options will be exercised prior to the record date for the special meeting of shareholders. If and to the extent they are, the underlying stock will become "Shares" within the meaning of this Agreement.